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                                                      October 28, 1993

Mr. Jack Africk
5780 Bridleway Circle
Boca Raton, Florida 33496

Dear Jack:

  This letter will confirm our agreement that, in addition to your duties as a member of our Board of Directors and of the Executive and Audit Committees, Crown has agreed to retain you and you have agreed to serve as a general business advisor and consultant on matters relating to the business of Crown. It is contemplated that these services will require an additional two or three days per month of your time beyond the time required by your director's duties. You have agreed to be reasonably available for such services, either by telephone or in person with Crown management, at our offices or elsewhere.

  We have agreed to pay you, as compensation for your consultancy services, a consultancy fee of $3,000.00 per month. This fee is in addition to compensation paid to you as a director and as a member of committees of the Board of Directors. Because your time commitment is uncertain at this time, we have agreed to review our arrangement periodically and to adjust your compensation if necessary to conform it to similar arms-length arrangements. In addition to the consultancy fee, Crown will reimburse you for expenses incurred by you in performance of your duties under this letter agreement, including, but not limited to, travel expenses to and from meetings with Crown management.

  Because of the nature of the services to be rendered, either you or Crown may terminate this arrangement at any time by notification to the other party.

  In discussing your retention as a consultant and the amount of compensation to be paid, you and I have agreed that the consultancy arrangement, including compensation, will be promptly disclosed to the other members of the Board of Directors of Crown.

  If this accurately sets forth your understanding of our arrangement, I would appreciate you so indicating on the attached copy of this letter.

                               Sincerely,

                               Henry A. Rosenberg, Jr.
                               Henry A. Rosenberg, Jr.

Agreed: Jack Africk
        Jack Africk